Exhibit 99.1

Dejour Q1-2013 Net Production Rate up 26%

Drilling Program on Schedule at Kokopelli

Denver, Colorado, April 8, 2013 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, is pleased to announce production results for Q1 2013 and provide a field operations update at the Company’s 72% owned and operated Kokopelli project in NW Colorado.

Production:

Dejour’s net field production rose to 402 BOE/day average for Q1 2013, a quarter over quarter increase of 26%. 60% of this production was light crude. More encouraging, the March 2013 exit rate average net production to Dejour was 447 BOE/day, 63% oil. This further 11% net production growth coincides with much better realized product pricing and is expected to be maintained at least during Q2-2013. The March 2013 gross field production exit rate was 602 BOE/day.

Field Operations:

Surface casing has now been successfully set to ~1250’ on each of the Federal 6-7-15-27 and the Federal 6-7-14-27 wells. Once surface casing has been set on the third well, the Federal 6-7-13-27, drilling to total depths of ~8300’ will commence for each well sequentially. This operation should be accomplished within the 30 day window time frame previously announced, prior to the initiation of the completion program. The completion program will include the perforation and fracking of multiple zones of the Williams Fork on each of the 4 well bores currently and previously drilled by Dejour and initiating production (gas, condensate and NGL) to contractual gathering and sales systems.

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About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin and environs (approximately 129,000 net acres) and Peace River Arch regions (approximately 8,500 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward- looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil. The term “BOE” may be misleading if used in isolation. A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Craig Allison
598 – 999 Canada Place,	Investor Relations – New York
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050; Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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